Exhibit 12.1

SLM CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Years Ended					Nine Months Ended Sept. 30,
	2006	2007	2008	2009	2010	2010	2011

Income (loss) from continuing operations before income taxes	$1,901,944	$(553,888)	$(34,213)	$807,878	$1,090,299	$329,941	$133,063
Add: Fixed charges	5,128,460	7,091,177	5,909,338	3,037,524	2,279,139	1,741,914	1,780,132

Total earnings	$7,030,404	$6,537,289	$5,875,125	$3,845,402	$3,369,438	$2,071,855	$1,913,195

Interest expense	$5,122,855	$7,085,772	$5,905,418	$3,035,639	$2,274,771	$1,738,916	$1,777,481
Rental expense, net of income	5,605	5,405	3,920	1,885	4,368	2,998	2,651

Total fixed charges	5,128,460	7,091,177	5,909,338	3,037,524	2,279,139	1,741,914	1,780,132

Preferred stock dividends	60,207	36,497	110,556	172,799	130,635	186,273	19,121

Total fixed charges and preferred stock dividends	$5,188,667	$7,127,674	$6,019,894	$3,210,323	$2,409,774	$1,928,187	$1,799,253

Ratio of earnings to fixed charges(1)(2)	1.37	—	—	1.27	1.48	1.19	1.07

Ratio of earnings to fixed charges and preferred stock dividends(1)(3)	1.35	—	—	1.20	1.40	1.07	1.06

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.
(2)	Due to pre-tax losses from continuing operations of $554 million and $34 million for the years ended December 31, 2007 and 2008, respectively, the ratio coverage was less than 1:1. We would have needed to generate $554 million and $34 million of additional earnings in the years ended December 31, 2007 and 2008, respectively, for the ratio coverage to equal 1:1.
(3)	Due to pre-tax losses from continuing operations of $554 million and $34 million for the years ended December 31, 2007 and 2008, respectively, the ratio coverage was less than 1:1. We would have needed to generate $590 million and $145 million of additional earnings in the years ended December 31, 2007 and 2008, respectively, for the ratio coverage to equal 1:1.